KBRIDGE ENERGY CORP

1130 West Pender Street, Suite 950, Vancouver BC, Canada V6E 4A4

September 27, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Attention:

Tia L. Jenkins

Senior Assistant Chief Accountant

Dear Sirs:

I am responding to your letter dated October 12, 2012 with comments on our Form 20-F for the year ended December 31, 2011 and filed May 9, 2012 (your File No. 333-102931).

Following are our responses to your comments:

Item 15. Controls and Procedures, page 17

B. Management's Annual Report on Internal Control over Financial Reporting, page 17

This filing is amended to include the comment “that the Company’s internal control over financial reporting was not effective as of December 31, 2011”in Item 15. B. and have added the heading “Management’s assessment of the effectiveness of internal controls over financial reporting as of December 31, 2011”

Acknowledgment

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

KBRIDGE ENERGY CORP.

Jai Woo Lee

Director and Chairman